Exhibit 12

LORAL ORION, INC AND SUBSIDIARIES, A DEBTOR IN POSSESSION
COMPUTATION OF DEFICIENCY OF EARNINGS TO COVER FIXED CHARGES

	Six Months Ended June 30,
	2004	2003
	(In millions)
	(Unaudited)
Loss before income taxes	$(46,392)	$(7,842)
Plus fixed charges:
Interest expense	427	6,467
Less: capitalized interest	(207)	(819)

Earnings available to cover fixed charges	(46,172)	(2,194)
Fixed charges (1)	(427)	(6,467)

Deficiency of earnings to cover fixed charges	$(46,599)	$(8,661)

(1)	Fixed charges includes the accrual of interest on all debt obligations through July 15, 2003, the date of our Chapter 11 filing.

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